Liquid Media Group Ltd. Receives Positive Nasdaq Listing
Determination

Vancouver, September 20, 2018 - Liquid Media Group Ltd. (Nasdaq: YVR) (“Liquid” or the “Company”) today announced that on September 19, 2018, the Company was notified that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for the continued listing of its common shares on Nasdaq, pursuant to an extension through October 15, 2018, by which date the Company must evidence compliance with all applicable requirements for initial listing on The Nasdaq Capital Market, which criteria became applicable to the Company as a result of the completion of its merger with Leading Brands, Inc. on August 8, 2018.

The Company is taking definitive steps to timely evidence compliance with the applicable initial listing criteria, including the $4.00 bid price, $5 million stockholders’ equity and $15 million market value of publicly held shares requirements. Although the Company fully expects to timely satisfy the terms of the Panel’s decision, there can be no assurance that the Company will in fact be able to do so.

Liquid also announced today that Krysanne Katsoolis has resigned as a director of the Company’s Board of Directors. The Company thanks Ms. Katsoolis for her service and wishes her all the best in her future endeavors.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (“Liquid” or the “Company”) is a media and entertainment company connecting mature production companies powered by StratusCore™ into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
pg@liquidmediagroup.co

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). More particularly and without limitation, this news release contains forward-looking statements and information concerning the continued listing of the Company’s common shares on Nasdaq. These forward-looking statements reflect the expectations or beliefs of Company management based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.